SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549
                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934


                     Dime Community Bancorp, Inc.
-------------------------------------------------------------------------

                          (Name of Issuer)

              Common Stock, par value $.01 per share
-------------------------------------------------------------------------
                  (Title of Class of Securities)

                            253922-10-8
-------------------------------------------------------------------------
                                  (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   253922-10-8                   13G          Page 2 of 6 Pages


1                  NAME OF REPORTING PERSON
                   SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                   Employee Stock Ownership Plan Trust of
                   Dime Community Bancorp, Inc. and Certain Affiliates

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b)

3                  SEC USE ONLY

4                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware Corporation's employee benefit
                   plan organized in New York


                     5          SOLE VOTING POWER
                                                                0


                     6          SHARED VOTING POWER
   NUMBER OF                                            1,154,102
    SHARES
 BENEFICIALLY
   OWNED BY          7          SOLE DISPOSITIVE POWER
     EACH                                                       0
  REPORTING
    PERSON
     WITH
                     8          SHARED DISPOSITIVE POWER
                                                        1,163,800

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        1,163,800

10          CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8% of 14,547,500 shares of Common Stock outstanding as of December 31, 1996

12                         TYPE OF REPORTING PERSON*

                                                  EP

              *SEE INSTRUCTION BEFORE FILLING OUT!

                    ITEM 1(A)

NAME OF ISSUER:  Dime Community Bancorp, Inc. ("Company")

                    ITEM 1(B)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 209 Havemeyer Street
                                                Brooklyn,   NY   11211

                    ITEM 2(A)

NAME OF PERSON FILING: Employee Stock Ownership Plan Trust of
                       Dime Community Bancorp, Inc. and Certain Affiliates
              Trustee: Marine Midland Bank

                    ITEM 2(B)

ADDRESS OF PRINCIPAL BUSINESS OFFICE: 250 Park Avenue
                                      New York, NY  10177

                    ITEM 2(C)

CITIZENSHIP: U.S.A.

                    ITEM 2(D)

TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share
                              ("Common Stock")

                    ITEM 2(E)

CUSIP NUMBER: 253922-10-8

                     ITEM 3

The person filing is an:
   (f) x Employee Benefit Plan, or pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.

                     ITEM 4
OWNERSHIP:

          The following  information with respect
to  the  Plan's  ownership  of  Common  Stock  is
provided as of December 31, 1996.   None  of  the
shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.


     (A) AMOUNT BENEFICIALLY OWNED               1,163,800
     (B) PERCENT OF CLASS                             8.0%
  (C)   NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:
           (I) SOLE POWER TO VOTE OR TO
                DIRECT THE VOTE                          0
           (II) SHARED POWER TO VOTE OR TO
                 DIRECT THE VOTE                 1,154,102
           (III) SOLE POWER TO DISPOSE OR TO
                  DIRECT DISPOSITION OF                  0
           (IV) SHARED POWER TO DISPOSE OR TO
                 DIRECT DISPOSITION OF           1,163,800


The   reporting   person  is  an  employee  stock
ownership  plan  under  the  Employee  Retirement
Income Security Act of 1974, as amended ("ERISA")
with individual accounts for the accrued benefits
of    participating    employees     and    their
beneficiaries.     The    reporting   person   is
administered   by   an   ESOP  Committee   ("ESOP
Committee") and its assets are held in trust by a
trustee ("Plan Trustee").   The  number of shares
listed  as  beneficially  owned  represents   the
entire  number  of shares of Common Stock held by
Marine  Midland Bank,  as  Plan  Trustee,  as  of
December  31,  1996.   As  of  December 31, 1996,
9,698  of  such shares of Common Stock  had  been
allocated to  individual accounts established for
participating employees  and their beneficiaries,
and   1,154,102   of  such  shares   were   held,
unallocated, for allocation  in future years.  In
general,   participating  employees   and   their
beneficiaries  have  the  power  and authority to
direct  the  voting  of  shares  of Common  Stock
allocated  to  their  individual accounts.   Such
allocated shares are, therefore,  not included as
shares over which the reporting person  has  sole
or  shared  voting  power.  The reporting person,
through the Plan Trustee, has shared voting power
over unallocated Common  Stock.   Any unallocated
Common Stock is generally required to be voted by
the Plan Trustee in the same proportion as Common
Stock which has been allocated to Participants is
directed  to  be  voted.   The reporting  person,
through the Plan Trustee, has  shared dispositive
power over all unallocated Common  Stock  held by
the  reporting  person.   The  reporting  person,
acting   through   the   Plan   Trustee,   shares
dispositive  power  over  allocated  Common Stock
with    participating    employees    and   their
beneficiaries,  who  have  the right to determine
whether   Common   Stock   allocated   to   their
respective accounts will be  tendered in response
to  a  tender  offer,  but  otherwise   have   no
dispositive  power.  Any unallocated Common Stock
is generally required  to be tendered by the Plan
Trustee in a tender offer  in the same proportion
as  Common  Stock  which  has been  allocated  to
Participants  is  directed  to  be  tendered.  In
limited circumstances, ERISA  may confer upon the
Plan Trustee the power and duty  to  control  the
voting and tendering of Common Stock allocated to
the   accounts  of  participating  employees  and
beneficiaries  who  fail to exercise their voting
and/or  tender  rights.    The  reporting  person
disclaims voting power with respect to such allocated Common Stock.


                     ITEM 5
Not applicable

                     ITEM 6

OWNERSHIP OF MORE THAN FIVE  PERCENT ON BEHALF OF
ANOTHER PERSON:

          Dividends on Common  Stock allocated to
the accounts of participating employees and their
beneficiaries, to the extent paid  in the form of
additional   securities,   are  added  to   their
respective  individual  accounts.   Dividends  on
Common  Stock  allocated  to   the   accounts  of
participating  employees and their beneficiaries,
to the extent paid in cash, are, at the direction
of  the  Company,  either  (i)  credited  to  the
respective  individual accounts, (ii) distributed
to   the  participating   employees   and   their
beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.


                     ITEM 7

Not applicable


                     ITEM 8

Not applicable


                     ITEM 9

Not applicable


                     ITEM 10

CERTIFICATION:

          By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                    SIGNATURE

          After  reasonable  inquiry  and  to the
best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                FEBRUARY 3, 1997
                     (Date)

EMPLOYEE STOCK OWNERSHIP PLAN  OF  DIME COMMUNITY
BANCORP, INC.
 AND CERTAIN AFFILIATES

     By:  Marine Midland Bank, as Trustee

     By:  /s/ James Esposito,
          ------------------------
                    (Signature)

          James Esposito, Vice President
          --------------------------------------
                    (Name/Title)

February 14, 1997



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


                    Re:  Schedule   13G
                         of    Employee
                         Stock
                         Ownership Plan
                         of        Dime
                         Community
                         Bancorp,  Inc.
                         and    Certain
                         Affiliates
Ladies and Gentlemen:

          Attached is the Schedule 13G for filing
on behalf of the Employee Stock Ownership Plan of
Dime   Community   Bancorp,   Inc.  and   Certain
Affiliates  (the "ESOP") by the  trustee  of  the
ESOP pursuant  to  section  13  of the Securities
Exchange  Act  of  1934,  as  amended,   and  the
regulations   of   the   Commission   promulgated
thereunder.   In  accordance  with  Rule  302  of
Regulation S-T, a copy of this Schedule 13 has been manually signed and will be retained by the ESOP for five years. Upon request, such copy will be furnished to the Commission. It is our understanding, pursuant to the updated EDGAR
Filer Manual, effective as of October 7, 1996, a filing fee is no longer required in connection with the filing of Schedule 13G.

          Questions  or  comments  regarding  the
attachments  should  be  directed  to  Kenneth A.
Ceonzo - Vice President and Director of  Investor
Relations at (718) 782-6200 ext. 279.



Sincerely,

/s/ Kenneth J. Mahon
---------------------------
Kenneth J. Mahon
Executive Vice President and
   Chief Financial Officer



Attachments

cc:  Mr. Michael P. Devine  (Certified Mail)
     Mr. Richard A. Glover
     Brian P. Goldstein, Esq